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                                                                      EXHIBIT 12


                      THE WASHINGTON WATER POWER COMPANY

Computation of Ratio of Earnings to Fixed Charges and Preferred Requirements (1)
                                 Consolidated
                            (Thousands of Dollars)


                                   12 Mos. Ended            Years Ended December 31
                                      June 30      -----------------------------------------
                                       1995          1994       1993       1992       1991
                                   -------------   --------   --------   --------   --------
Fixed charges, as defined:
  Interest on long-term debt         $ 53,563      $ 49,566   $ 47,129   $ 51,727   $ 52,801
  Amortization of debt expense
    and premium - net                   3,530         3,511      3,004      1,814      1,751
  Interest portion of rentals           2,672         1,282        924      1,105      1,018
                                     --------      --------   --------   --------   --------
                                     $ 59,765      $ 54,359   $ 51,057   $ 54,646   $ 55,570
                                     ========      ========   ========   ========   ========

Earnings, as defined:
  Net income from continuing ops.    $ 78,427      $ 77,197   $ 82,776   $ 72,267   $ 70,631
  Add (deduct):
    Income net expense                 44,967        44,696     42,503     41,330     38,086
    Total fixed charges above          59,765        54,359     51,057     54,646     55,570
                                     --------      --------   --------   --------   --------
    Total earnings                   $183,159      $176,252   $176,336   $168,243   $164,287
                                     ========      ========   ========   ========   ========

Ratio of earnings to fixed charges       3.06          3.24       3.45      3.08        2.96

Fixed charges and preferred
  dividend requirements:
    Fixed charges above              $ 59,765      $ 54,359   $ 51,057   $ 54,646   $ 55,570
    Preferred dividend
      requirements(2)                  14,211        13,668     12,615     10,716     14,302
                                     --------      --------   --------   --------   --------
      Total                          $ 73,976      $ 68,027   $ 63,672   $ 65,362   $ 69,872
                                     ========      ========   ========   ========   ========

Ratio of earnings to fixed charges
  and preferred dividend
  requirements                           2.48          2.59       2.77       2.57       2.35

(1) Calculations have been restated to reflect the results from continuing operations (i.e. excluding discontinued coal mining operations).
(2) Preferred dividend requirements have been grossed up to their pre-tax level.